FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Tender Offer of Hybrid Notes	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following
OTHER RELEVANT INFORMATION
Telefónica Europe B.V. (the "Issuer") has today launched an invitation to holders of its outstanding (i) EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes"), (ii) the outstanding EUR 1,250,000,000 Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes" and together with the March 2023 Notes, the "Priority 1 Notes"), and/or (iii) the outstanding EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes" or the "Priority 2 Notes" and together with the Priority 1 Notes the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash up to a maximum aggregate principal amount to be determined by the Issuer in its sole and absolute discretion, which is expected to be equal to the principal amount of New Notes (as defined below) to be issued (the "Maximum Acceptance Amount") (each such invitation an "Offer" and together the "Offers"), subject to satisfaction of the New Financing Condition (as defined below).
The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 15 November 2021 (the "Tender Offer Memorandum") and are subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.
The Issuer intends to accept the Priority 1 Notes for purchase in priority to the Priority 2 Notes (the "Priority Acceptance Level"). If a Substantial Purchase Event with respect to any Series of the Priority 1 Notes is expected to occur on or immediately following the Settlement Date, the Maximum Acceptance Amount will be adjusted by the principal amount of such Notes that may be redeemed pursuant to an Issuer call right upon the occurrence of a Substantial Purchase Event.
Subject to the Maximum Acceptance Amount and the Priority Acceptance Level, the Issuer will determine the aggregate principal amount of Notes of each Series that will be accepted for purchase (each a "Series Acceptance Amount"), in its sole discretion, and reserves the right to accept significantly more or significantly less (or none) of any such Series (subject to pro rata scaling, if applicable) as compared to the other Series of Notes.

Summary of the Offers

Description of Notes	ISIN	First Call Date	Aggregate Principal Amount Outstanding	Benchmark Rate	Fixed Spread (basis points)	Priority Acceptance Level	Amount subject to the Offers
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes") Current Coupon: 2.625%	XS1731823255	7 March 2023	EUR 1,000,000,000 (100% of the original nominal)	March 2023 Notes Interpolated Mid-Swap Rate	100	Priority 1
Up to the Maximum Acceptance Amount, to be determined by the Issuer in its sole and absolute discretion, expected to be equal to the principal amount of New Notes (as defined herein) to be issued. If a Substantial Purchase Event with respect to any Series of the Priority 1 Notes is expected to occur on or immediately following the Settlement Date, the Maximum Acceptance Amount will be adjusted by the principal amount of such Notes that may be redeemed pursuant to an Issuer call right upon the occurrence of a Substantial Purchase Event.

EUR 1,250,000,000 Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes") Current Coupon: 3.000%	XS1795406575	4 September 2023	EUR 1,250,000,000 (100% of the original nominal)	September 2023 Notes Interpolated Mid-Swap Rate	120	Priority 1
EUR 1,000,000,000 Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes") Current Coupon: 5.875%	XS1050461034	31 March 2024	EUR 1,000,000,000 (100% of the original nominal)	March 2024 Notes Interpolated Mid-Swap Rate	145	Priority 2

The Offers commence on 15 November 2021 and will expire at 17:00 CET on 22 November 2021 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.
Purpose of the Offers
The purpose of the Offers is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offers also provide Noteholders with the opportunity to switch into the New Notes ahead of upcoming first call dates.
New Financing Condition
The Issuer intends to issue new EUR denominated Undated 6.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offers is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").
Purchase Price
The price payable per EUR 100,000 in principal amount of the Notes (the "Purchase Price") will be in respect of each Series of Notes, calculated by reference to the sum of the relevant fixed spread in respect of that Series, as specified in the table above (the "Fixed Spread Amount") and the relevant Benchmark Rate at or around the Pricing Time, expressed as a percentage and rounded to the third decimal place (with 0.0005 being rounded upwards). In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the relevant interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be no later than 25 November 2021.
Notes repurchased by the Issuer pursuant to the Offers may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.
Amount subject to the Offers, Priority Acceptance Level and Pro-Ration
The Issuer proposes to accept Notes for purchase up to the Maximum Acceptance Amount and according to the Priority Acceptance Level. If a Substantial Purchase Event with respect to any Series of the Priority 1 Notes is expected to occur on or immediately following the Settlement Date, the Maximum Acceptance Amount will be adjusted by the principal amount of such Notes that may be redeemed pursuant to an Issuer call right upon the occurrence of a Substantial Purchase Event.
Tenders of Notes may be pro-rated as set out in the Tender Offer Memorandum. Any adjustments to the indicative Maximum Acceptance Amount will be announced with the indicative results of the Offers.

Indicative Timetable

Date	Number of Business Days from and including Launch	Action
15 November 2021	1	Commencement of the Offers
		Offers announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.
		Tender Offer Memorandum available from the Tender Agent.
Before or on Expiration Deadline
Pricing of the New Notes
Announcement of the indicative Maximum Acceptance Amount by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin as soon as reasonably practicable following the pricing of the New Notes

17:00 CET on 22 November 2021	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers.
At or around 10.00 CET on 23 November 2021	7
Indicative Results
Announcement of the non-binding indication by the Issuer of the level at which it intends to set the Series Acceptance Amount and indicative pro-ration factors (if any). Any adjustments to the indicative Maximum Acceptance Amount will be announced with the indicative results of the Offers.

At or around 13.00 CET on 23 November 2021	7	Pricing Time Determination of the relevant Benchmark Rate (for the purpose of calculating the Repurchase Yield and the Purchase Price).

As soon as practicable after the Pricing Time	7
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase, subject only to the satisfaction of the New Financing Condition and, if so accepted, the Maximum Acceptance Amount and in respect of each Series tendered and accepted for purchase pursuant to the Offers, details of (i) the Purchase Price, Repurchase Yield and Benchmark Rate, (ii) the final aggregate principal amount of the Notes tendered and accepted for purchase pursuant to the Offers and (iii) the Series Acceptance Amount and the pro-ration factor, if applicable, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via the website of Euronext Dublin.

Expected to be on 25 November 2021	9	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offers. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offers.

DISCLAIMER: No offer or invitation to acquire or sell any securities is being made pursuant to this announcement. Any decision with respect to the Offers should be taken on the basis of the information contained in the Tender Offer Memorandum.

Madrid, 15 November 2021
Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 15, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors